[Navarre letterhead]

January 31, 2013

VIA EDGAR

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.  20549

RE:	Navarre Corporation
Registration Statement on Form S-3
File No. 333-184540

Ladies and Gentlemen:

On behalf of Navarre Corporation (“Navarre” or the “Company”), the undersigned hereby requests acceleration of the effectiveness of the above-referenced Registration Statement to 9:00 a.m., Washington D.C. time, on February 4, 2013, or as soon as is practicable thereafter.

Navarre hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Navarre Corporation

By:	/s/Ryan F. Urness

Ryan F. Urness
Its: General Counsel and Secretary

cc:	Jan Woo, Attorney-Advisor
Securities and Exchange Commission  (via facsimile)